EXHIBIT 4.2

On January 8, 2014 the Company issued a convertible note, under an oral arrangement, to Donald K Meador PC in the aggregate amount of $50,000. This convertible note accrues interest at the rate of 19% per annum and is convertible only upon the Company issuing its equity securities in exchange for gross proceeds of $1,200,000, at a conversion price equal to 80% of the per share price paid by the purchasers in such transactions. The note was originally due and payable on May 7, 2014; however, the Company secured an extension of the convertible note payable to June 8, 2014. However, the conversion feature of the convertible note payable expired effective May 7, 2014 and was not extended.